UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CIIG Capital Partner II, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

12561U 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12561U 109

1.	Names of Reporting Persons CIIG Management II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,187,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,187,500 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12561U 109

1.	Names of Reporting Persons F. Peter Cuneo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12561U 109

1.	Names of Reporting Persons Gavin Cuneo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12561U 109

1.	Names of Reporting Persons Michael Minnick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,187,500 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-254078).

(2)	Based on 28,750,000 shares of Class A common stock issued and outstanding as of November 11, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021 and assuming the conversion of all the shares of Class B common stock held by CIIG Management II LLC.

Item 1(a).	Name of Issuer

CIIG Capital Partners II, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

40 West 57th Street

29th Floor

New York, New York 10019

Item 2(a).	Names of Persons Filing

CIIG Management II LLC and F. Peter Cuneo, Gavin Cuneo and Michael Minnick (the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

40 West 57th Street

29th Floor

New York, New York 10019

Item 2(c).	Citizenship

CIIG Management II LLC is a limited liability company formed in Delaware. Each of F. Peter Cuneo, Gavin Cuneo and Michael Minnick is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of loans made to the Issuer, provided that such conversion of shares of Class B common stock will never occur on a less than one-for-one basis.

Item 2(e).	CUSIP Number

12561U 109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 7,187,500 of the Issuer’s shares of Class B common stock, representing 20% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-254078).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 28,750,000 shares of Class A common stock issued and outstanding as of November 11, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021 and assuming the conversion of all the shares of Class B common stock held by CIIG Management II LLC.

CIIG Management II LLC is the record holder of the shares reported herein. F. Peter Cuneo, Gavin Cuneo and Michael Minick are the managing members of CIIG Management II LLC. Consequently, they may be deemed the beneficial owners of the shares held by CIIG Management II LLC and have shared voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

CIIG MANAGEMENT II LLC, a Delaware limited liability company

By:	/s/ F. Peter Cuneo
Name:	F. Peter Cuneo
Title:	Managing Member

By:	/s/ Gavin Cuneo
Name:	Gavin Cuneo
Title:	Managing Member

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Managing Member

/s/ F. Peter Cuneo
F. Peter Cuneo

/s/ Gavin Cuneo
Gavin Cuneo

/s/ Michael Minnick
Michael Minnick

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)